Exhibit 99.1

NICE Systems Limited	T 972 9 775 3777	F 972 9 743 4282	Insight from Interactions
8 Hapnina Street POB 690	E info@nice.com
Ra’anana 43107 Israel

NICE Systems Reports Second Quarter 2009 Results

Second Quarter 2009 non-GAAP highlights included:

—	$140.5 million in revenues, up from $139.2 million in the first quarter
—	Earnings per fully diluted share reached $0.36, up from $0.35 sequentially
—	Operating margin increased to 17.5%
—	Book to Bill ratio of 1
—	Net cash generated from operations $29.2 million

Ra’anana, Israel, July 29, 2009 – NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced results for the second quarter of 2009.

Second quarter 2009 non-GAAP revenue was $140.5 million, 9.6% down from $155.3 million in the second quarter of 2008 and up 0.9% from $139.2 million in the first quarter. First half 2009 non-GAAP revenue was $279.7 million, 7.4% lower than $302.0 million in the first half 2008.

Non-GAAP gross margin in the second quarter of 2009 reached 62.9%, or $88.4 million gross profit, compared to 65.5%, or $101.7 million respectively, in the second quarter of 2008.

Non-GAAP operating margin in the second quarter of 2009 reached 17.5%, up from 16.5% in the second quarter 2008 and from 16.8% in the first quarter. Non-GAAP operating profit was $24.6 million, compared to $25.7 million in the second quarter of 2008 and up from $23.3 million in the first quarter of 2009.

Second quarter 2009 non-GAAP net income was $22.1 million, or 15.7% of revenues, compared to $24.0 million, or 15.4% of revenues in the second quarter of 2008. Second quarter 2009 non-GAAP net income was up from $21.4 million in the first quarter 2009. Non-GAAP earnings per fully diluted share in the second quarter were $0.36, compared to $0.39 in the second quarter of 2008. Non-GAAP earnings per fully diluted share were up from $0.35 in the first quarter 2009.

On a GAAP basis: Second quarter 2009 revenue was $140.5 million, compared to $154.1 million in the second quarter of 2008. First half 2009 revenue was $279.6 million, compared to $298.6 million in the first half 2008. Second quarter 2009 gross margin was 59.6%, compared with 62.0% in the second quarter of 2008; The company achieved operating profit of $12.2 million, up from an operating loss of $0.2 million, in the second quarter of 2008; and second quarter 2009 net income increased to $11.6 million, or $0.19 per fully diluted share, up from net income of $1.5 million, or $0.02 per share, on a fully diluted basis, for the second quarter of 2008.

Second quarter 2009 operating cash flow was $ 29.2 million. Total cash and equivalents as of June 30, 2009 were $558.8 million, with no debt, up from $529.9 million as of March 31, 2009.

“In the second quarter we started to see improvement, with bookings, revenues, operating margins, and profitability coming in higher than the first quarter.  Business improved in both the Americas and APAC, in the different product lines.  Looking ahead, we believe that these trends and the strong pipeline of large security projects will translate into top and bottom line growth in the second half of 2009, compared to the first half of the year,” said Haim Shani, Chief Executive Officer, NICE Systems Ltd.

Conference Call
NICE management will host a teleconference, today, July 29, 2009, at 8:30 ET, 15:30 Israel, to discuss the results and the company’s outlook. Please call the following dial-in numbers to participate in the first quarter 2009 call:

United States + 1-888-407-2553 or + 1-888-281-1167, International +972-3- 918-0610, Israel +972-3- 918-0610. This call will be webcast live on http://www.nice.com/. An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States + 888-782-4291, International +972-3- 925-5954, Israel +972-3-925-5954.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, termination expenses and other related costs, stock based compensation expenses, settlement and related expenses, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications.  NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies.  More information is available at http://www.nice.com/.

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com
Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2008 Unaudited	2009 Unaudited	2008 Unaudited	2009 Unaudited

Revenue
Product	$88,451	$65,659	$172,121	$134,276
Services	65,687	74,791	126,461	145,334

Total revenue	154,138	140,450	298,582	279,610

Cost of revenue
Product	22,795	20,469	45,361	40,675
Services	35,854	36,234	69,821	72,135

Total cost of revenue	58,649	56,703	115,182	112,810

Gross Profit	95,489	83,747	183,400	166,800

Operating Expenses:
Research and development, net	19,186	17,535	38,020	36,011
Selling and marketing	37,692	33,825	73,522	67,879
General and administrative	25,155	16,547	49,571	33,285
Amortization of acquired intangible assets	3,779	3,647	6,984	7,252
Settlement and related expenses	9,870	-	9,870	-

Total operating expenses	95,682	71,554	177,967	144,427

Operating income	(193)	12,193	5,433	22,373

Financial income, net	3,828	1,828	7,504	4,618
Other expenses, net	(6)	(26)	(15)	(73)

Income before taxes on income	3,629	13,995	12,922	26,918
Taxes on income	2,118	2,405	3,479	4,707

Net income	$1,511	$11,590	$9,443	$22,211

Basic earnings per share	$0.03	$0.19	$0.16	$0.36

Diluted earnings per share	$0.02	$0.19	$0.15	$0.36

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	59,930	61,104	59,719	61,009
Diluted earnings per share	61,413	61,780	61,203	61,677

NICE SYSTEMS LTD. AND SUBSIDIARIES
NON-GAAP NET INCOME AND EARNINGS PER SHARE
U.S. dollars in thousands (except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2008 Unaudited	2009 Unaudited	2008 Unaudited	2009 Unaudited

GAAP net income	$1,511	$11,590	$9,443	$22,211

Adjustments

US GAAP valuation adjustment on acquired deferred revenue
Product Revenue	399	-	1,945	-
Service Revenue	753	8	1,510	88

Amortization of acquired intangible assets and acquisition related costs (a)
included in cost of product	4,168	4,025	8,315	8,099
included in operating expense	3,779	3,647	6,984	7,252
included in research and development	315	167	536	335
included in general and administrative expense	174	138	442	276

Equity based compensation expense
included in cost of product	81	114	190	228
included in cost of services	806	457	1,640	819
included in research & development	1,462	658	3,102	902
included in sales & marketing	1,719	1,239	3,679	2,517
included in general & administrative	2,351	2,001	5,390	2,945

Settlement and related expenses	9,870	-	9,870	-

Termination expenses and other related costs
included in cost of services	-	-	-	321
included in research & development	-	-	-	991
included in sales & marketing	-	-	-	801
included in general & administrative	-	-	-	48
included in other expenses, net	-	-	-	52

Tax benefit associated with amortization of acquired intangible assets, FAS 123R options compensation, acquired deferred
revenue, and termination expenses and other related costs	(3,438)	(1,983)	(7,114)	(4,473)

Non-GAAP net income	$23,950	$22,061	$45,932	$43,412

Non-GAAP basic earnings per share	$0.40	$0.36	$0.77	$0.71

Non-GAAP diluted earnings per share	$0.39	$0.36	$0.74	$0.70

Weighted average number of shares
outstanding used to compute:

Non-GAAP basic earnings per share	59,930	61,104	59,719	61,009
Non-GAAP diluted earnings per share (b)	61,892	61,812	61,749	61,681

(a) Includes compensation expenses related to the acquisitions of US$489 and US$978 for 2008 and US$305 and US$611 for 2009 for the quarter and year to date respectively.

(b) For Non-GAAP earnings per share the diluted weighted average number of shares outstanding were calculated excluding the effects of expensing stock options under Statement 123R

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2008	June 30, 2009
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$144,376	$170,104
Short-term investments	186,072	197,526
Trade receivables	104,115	86,358
Other receivables and prepaid expenses	23,697	24,361
Inventories	11,500	11,053
Deferred tax assets	8,400	9,531

Total current assets	478,160	498,933

LONG-TERM ASSETS:
Marketable securities	170,923	191,209
Other long-term assets	17,949	19,703
Deferred tax assets	7,373	7,325
Property and equipment, net	23,394	21,829
Other intangible assets, net	145,402	134,846
Goodwill	445,504	449,999

Total long-term assets	810,545	824,911

TOTAL ASSETS	$1,288,705	$1,323,844

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,060	$20,193
Accrued expenses and other liabilities	237,589	236,108

Total current liabilities	260,649	256,301

LONG-TERM LIABILITIES:
Deferred tax liabilities	37,060	34,144
Other long-term liabilities	20,174	20,774

Total long-term liabilities	57,234	54,918

SHAREHOLDERS' EQUITY	970,822	1,012,625

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,288,705	$1,323,844

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2008 Unaudited	2009 Unaudited	2008 Unaudited	2009 Unaudited

Cash flows from operating activities:

Net income	$1,511	$11,590	$9,443	$22,211
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	10,600	11,001	20,660	21,946
Stock based compensation	6,419	4,469	14,001	7,411
Excess tax shortfall (benefit) from share-based payment arrangements	(727)	(28)	(834)	1
Accrued severance pay, net	(125)	(484)	123	(1,046)
Amortization of discount (premium) and accrued interest
on marketable securities	858	438	1,147	665
Loss (gain) on marketable securities sold, called or impaired	(179)	15	370	(697)
Deferred taxes, net	(62)	(2,428)	(3,494)	(4,882)
Decrease (increase) in trade receivables	(12,542)	2,408	(7,060)	21,099
Decrease (increase) in other receivables and prepaid expenses	(1,105)	1,309	(2,282)	(95)
Decrease (increase) in inventories	944	480	(80)	1,191
Increase (decrease) in trade payables	422	4,002	2,135	(2,990)
Increase (decrease) in accrued expenses and other liabilities	7,201	(3,479)	26,402	(2,475)
Other	606	(125)	115	275

Net cash provided by operating activities	13,821	29,168	60,646	62,614

Cash flows from investing activities:

Purchase of property and equipment	(3,772)	(1,377)	(7,043)	(3,925)
Proceeds from sale of property and equipment	-	24	7	31
Investment in marketable securities	(43,376)	(40,629)	(134,517)	(106,121)
Proceeds from maturity, call and sale of marketable securities	38,205	55,945	87,601	101,615
Investment in short-term bank deposits	(19)	(62,000)	(19)	(79,000)
Proceeds from short-term bank deposits	39,022	8,413	39,047	52,450
Capitalization of software development costs	(470)	(369)	(743)	(556)
Purchase of intangible assets	-	-	-	(1,000)
Payments for acquisitions	(18,957)	(4,435)	(21,750)	(4,444)
Received upon the realization of investment in an affiliate	964	-	964	-

Net cash provided by (used in) investing activities	11,597	(44,428)	(36,453)	(40,950)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options
and ESPP, net	9,545	1,164	12,734	3,999
Excess tax benefit (shortfall) from share-based payment arrangements	727	28	834	(1)

Net cash provided by financing activities	10,272	1,192	13,568	3,998

Effect of exchange rate changes on cash	(44)	1,946	175	66

Increase (decrease) in cash and cash equivalents	35,646	(12,122)	37,936	25,728
Cash and cash equivalents at beginning of period	118,909	182,226	116,619	144,376

Cash and cash equivalents at end of period	$154,555	$170,104	$154,555	$170,104